Exhibit 12
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                                                MASSACHUSETTS ELECTRIC COMPANY
                                       Computation of Ratio of Earnings to Fixed Charges
                                                        (SEC Coverage)
                                                          (Unaudited)
                                          12 Months
                                            Ended
                                       March 31, 1995                       Years Ended December 31,
                                           Actual         -------------------------------------------------------------
                                         (Unaudited)      1994          1993          1992          1991          1990
                                       --------------     ----          ----          ----          ----          ----
                                                                                 (In Thousands)
Net Income                                $30,280       $34,726       $23,779       $34,905       $25,243        $35,192
- ----------

Add income taxes and fixed charges
- ----------------------------------
  Current federal income taxes             (7,621)       (6,762)        5,606         3,977         8,568         14,681
  Deferred federal income taxes            23,391        24,932         3,430        13,451         3,889          1,044
  Investment tax credits - net             (1,204)       (1,228)       (1,228)       (1,228)       (1,194)        (1,225)
  Massachusetts franchise tax               4,230         4,681         3,348         3,858         2,920          3,765
  Interest on long-term debt               22,069        20,967        23,403        21,910        20,157         20,626
  Interest on short-term debt and other     7,840         6,366         3,638         3,657         3,643          3,090
                                          -------       -------       -------       -------       -------        -------

Net earnings available for fixed charges  $78,985       $83,682       $61,976       $80,530       $63,226        $77,173
                                          -------       -------       -------       -------       -------        -------

Fixed charges:
  Interest on long-term debt              $22,069       $20,967       $23,403       $21,910       $20,157        $20,626
  Interest on short-term debt and other     7,840         6,366         3,638         3,657         3,643          3,090
                                          -------       -------       -------       -------       -------        -------
      Total fixed charges                 $29,909       $27,333       $27,041       $25,567       $23,800        $23,716
                                          =======       =======       =======       =======       =======        =======

Ratio of earnings to fixed charges           2.64          3.06          2.29          3.15          2.66           3.25
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